UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On December 30, 2019, Fuqin Fintech Limited, (the “Company”) entered into an Amendment No.4 to Underwriting Agreement (the “Amendment No.4”) with Boustead Securities, LLC (the “Underwriter”) to extend the Underwriting Agreement dated December 10, 2018 in connection with Company’s proposed initial public offering (the “IPO”). Pursuant to Amendment No.4, the offering period of the IPO has been extended until March 31, 2020, unless extended by the Company and the Underwriter for an additional 90 days.

Concurrently, the Company and the Underwriter have promptly notified Sutter Securities Clearing, LLC, the deposit account agent, the extension of the IPO.

The foregoing description of the Amendment No.4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment No.4, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Exhibits.

Exhibit No.	Description
10.1	Amendment No.4 to Underwriting Agreement, dated December 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2019	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name: Title:	Xingliang Li Chief Executive Officer

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